NOT VALID UNLESS COUNTERSIGNED BY TRANSFER AGENT
INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE

AMERI METRO, INC.

NUMBER
1773

SHARES
* 8,393,525 *

AUTHORIZED COMMON STOCK:
4,000,000,000 SHARES
PAR VALUE $0.0001

CUSIP NO.02362A 105

THIS IS TO CERTIFY THAT

**AMERI METRO INC.
2015 EQUITY INCENTIVE PLAN
HSRF STATUTORY TRUST AS TRUSTEE**

* EIGHT MILLION THREE HUNDRED NINETY THREE THOUSAND FIVE HUNDRED TWENTY FI

is the owner of

FULLY PAID AND NON-ASSESSABLE SHARES

(hereinafter called the "Corporation") transferable on the books of the corporation in person or by duly authorized attorney upon surrender of this Certificate properly endorsed. This Certificate and the shares represented hereby are issued and shall be held subject to all the provision of the Certificate of Incorporation and By-Laws of the Corporation and the amendments from time to time made thereto, copies of which are or will be on file at the principal office of the Corporation, to all of which the holder by acceptance hereof assents. This Certificate is not valid unless countersigned by the Transfer Agent and Registrar.

Witness the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Dated: **06/29/2019**

Debra Mathias
CEO



Steven L. Trout
Secretary

BY



Countersigned and Registered
Quicksilver Stock Transfer
1980 Festival Plaza Dr.
Suite 530
Las Vegas, NV, 99755

Authorized Signature

Transfer Agent
and Registrar

CORPORATE SEAL ★ CORPORATE SEAL ★ CORPORATE SEAL





Ameri Metro Inc.
2575 Eastern Blvd
York Pa, 17402
September 14, 2020

Arielle

VAIL STOCK TRANSFER

11035 LAVENDER HILL DR

STE 160-606

Las Vegas, NV 89135

Re: Issue Class "B" shares from AMERI METRO INC. 2015 EQUITY INCENTIVE PLAN certificate # 1773

Dear Arielle:

Please issue Two Hundred Thousand (200,000) class "B" Shares from AMERI METRO INC. 2015 EQUITY INCENTIVE PLAN TO John Thompson Jr

FROM THE CERTIFICATE NUMBER # 1773.

Buyers address:

1760 Felton Rd

Felton Pa 17322

Please mail new certificate to Ameri Metro Inc. at 2575 Eastern Blvd. York Pa. 17402.

Sincerely,

PLAN ADMi

Ameri Metro Inc.

HSRF STATUTORY TRUST AS TRUSTEE
2575 EASTERN BLVD
YORK, PA 17402

HSRF STATUTORY TRUST AS TRUSTEE
2575 EASTERN BLVD
YORK, PA 17402

Enclosure

STOCK POWER

Seller's Name, __AMERI METRO INC. 2015 EQUITY INCENTIVE PLAN

For Value Received, Selling or option Share price even to date per share of correction of record 4100 xx/10

Hereby sells, assigns and transfers unto,___John Thompson Jr
Purchaser's Name

_Two Hundred Thousand ______________________ (200,000) Shares of
Number of Shares # of Shares

the ______" B" ___________ Capital Stock of __Ameri Metro Inc.______________
Common /Preferred Issuer's Name

Standing in the name of___ AMERI METRO INC. 2015 EQUITY INCENTIVE PLAN on the books of said Corporation and represented by

certificate No. 1773 Dated 06/29/2019
Cert # Date on Cert.

The undersigned does/do hereby irrevocably constitute and appoint

_____________N/A_______________ attorney to transfer the said stock(s) on the books of said
Attorney's Name If Applicable

Company, with full power of substitution in the premises.

IMPORTANT – **read carefully**
The signature(s) provided on this form must correspond with the name(s) as written upon the face of the certificate(s) in every way.
Selling or option Share price even to date per share of price of $ __4100.00__________

_Shah Mathias [signature] POA [signature]
Seller Name Printed: PLAN ADMIN HSRF Statutory Trust Officer

_______________________________ (IF APPLICABLE)
Joint Owner Printed:
On this, the ___14 day of SEPT_____, 2020 before me, a Notary Public, in and for the said County and State, personally appeared ___Shah Mathias________________ known to me (or satisfactorily proven) to be the person whose name is subscribed to the within Power of Attorney and acknowledge that he executed the same for the purposes therein contained. IN WITNESS WHEREOF, I hereunto set my hand and seal.

[signature: Nicole Marie Landis]
NOTARY PUBLIC

My Commission Expires:__________
Transfer fee will apply.

Commonwealth of Pennsylvania - Notary Seal
Nicole Marie Landis, Notary Public
York County
My commission expires May 16, 2023
Commission number 1350202

HSRF STATUTORY TRUST AS TRUSTEE
2575 EASTERN BLVD
YORK, PA 17402

Ameri Metro Inc.
2575 Eastern Blvd
York Pa, 17402
September 14, 2020

Arielle

VAIL STOCK TRANSFER

11035 LAVENDER HILL DR

STE 160-606

Las Vegas, NV 89135

Re: Issue Class "B" shares from AMERI METRO INC. 2015 EQUITY INCENTIVE PLAN certificate # 1773

Dear Arielle:

Please issue Two Hundred Thousand (200,000) class "B" Shares from AMERI METRO INC. 2015 EQUITY INCENTIVE PLAN TO Steve Trout

FROM THE CERTIFICATE NUMBER # 1773.

Buyers address:

124 Nina Dr.

York pa 17402

Please mail new certificate to Ameri Metro Inc. at 2575 Eastern Blvd. York Pa. 17402.

Sincerely,

PLAN ADMIN

Ameri Metro Inc.

Enclosure

HSRF STATUTORY TRUST AS TRUSTEE
2575 EASTERN BLVD
YORK, PA 17402

STOCK POWER

Seller's Name, __AMERI METRO INC. 2015 EQUITY INCENTIVE PLAN

For Value Received, Selling or option Share price even to date per share of correction of record $4100.

Hereby sells, assigns and transfers unto,___Steve Trout
Purchaser's Name

_Two Hundred Thousand____________________ (200,000) Shares of
Number of Shares # of Shares

the ______" B" ____________ Capital Stock of __Ameri Metro Inc.______________________
Common /Preferred Issuer's Name

Standing in the name of ___AMERI METRO INC. 2015 EQUITY INCENTIVE PLAN on the books of said Corporation and represented by

certificate No. 1773___ Dated 06-24.2019
Cert # Date on Cert.

The undersigned does/do hereby irrevocably constitute and appoint

______________N/A________________ attorney to transfer the said stock(s) on the books of said
Attorney's Name If Applicable

Company, with full power of substitution in the premises.

IMPORTANT – **read carefully**
The signature(s) provided on this form must correspond with the name(s) as written upon the face of the certificate(s) in every way.
Selling or option Share price even to date per share of price of $___4100.00____________

_Shah Mathias [signature]______________ POA [signature]______________
Seller Name Printed: PLAN ADMIN HSRF Statutory Trust Officer

______________________________ (IF APPLICABLE)
Joint Owner Printed:

On this, the _14_ day of SEPT_____, 2020 before me, a Notary Public, in and for the said County and State, personally appeared ___Shah Mathias______________ known to me (or satisfactorily proven) to be the person whose name is subscribed to the within Power of Attorney and acknowledge that he executed the same for the purposes therein contained. IN WITNESS WHEREOF, I hereunto set my hand and seal.

[signature: Nicole Marie Landis]
NOTARY PUBLIC

My Commission Expires: __________
Transfer fee will apply.

Commonwealth of Pennsylvania - Notary Seal
Nicole Marie Landis, Notary Public
York County
My commission expires May 16, 2023
Commission number 1350202

HSRF STATUTORY TRUST AS TRUSTEE
2575 EASTERN BLVD
YORK, PA 17402

Ameri Metro Inc.
2575 Eastern Blvd
York Pa, 17402
September 14, 2020

Arielle

VAIL STOCK TRANSFER

11035 LAVENDER HILL DR

STE 160-606

Las Vegas, NV 89135

Re: Issue Class "B" shares from AMERI METRO INC. 2015 EQUITY INCENTIVE PLAN
certificate #__ *1773*

Dear Arielle:

Please issue <u>Two Hundred Thousand (200,000)</u> class "B" Shares from AMERI
METRO INC. 2015 EQUITY INCENTIVE PLAN TO   **James Becker**
FROM THE CERTIFICATE NUMBER # _*1773*___.

<u>Buyers address:</u>

85 Sheldon Dr.

Red Lion Pa 17356

Please mail new certificate to Ameri Metro Inc. at 2575 Eastern Blvd. York Pa.
17402.

Sincerely,

PLAN ADMIN

Ameri Metro Inc.

HSRF STATUTORY TRUST AS TRUSTEE
2575 EASTERN BLVD
YORK, PA 17402

Enclosure

STOCK POWER

Seller's Name, __AMERI METRO INC. 2015 EQUITY INCENTIVE PLAN

For Value Received, Selling or option Share price even to date per share of correction of record 4100.##/100

Hereby sells, assigns and transfers unto,___James Becker
Purchaser's Name

_Two Hundred Thousand_______________________________ (200,000) Shares of
Number of Shares # of Shares

the ______" B" ___________ Capital Stock of __Ameri Metro Inc._____________________
Common /Preferred Issuer's Name

Standing in the name of___ AMERI METRO INC. 2015 EQUITY INCENTIVE PLAN on the books of said Corporation and represented by

certificate No. 1773 Dated 06-29-2019
Cert # Date on Cert.

The undersigned does/do hereby irrevocably constitute and appoint

_____________N/A_______________ attorney to transfer the said stock(s) on the books of said
Attorney's Name If Applicable

Company, with full power of substitution in the premises.

IMPORTANT – read carefully
The signature(s) provided on this form must correspond with the name(s) as written upon the face of the certificate(s) in every way.
Selling or option Share price even to date per share of price of $ 4100.00___________

_Shah Mathias [signature]________ POA [signature]______________
Seller Name Printed: PLAN ADMIN HSRF Statutory Trust Officer

______________________________ (IF APPLICABLE)
Joint Owner Printed:
On this, the ____14__ day of SEPT_______, 2020 before me, a Notary Public, in and for the said County and State, personally appeared ___Shah Mathias________________ known to me (or satisfactorily proven) to be the person whose name is subscribed to the within Power of Attorney and acknowledge that he executed the same for the purposes therein contained. IN WITNESS WHEREOF, I hereunto set my hand and seal.

[signature: Nicole Marie Landis]
NOTARY PUBLIC

My Commission Expires: _________
Transfer fee will apply.

Commonwealth of Pennsylvania - Notary Seal
Nicole Marie Landis, Notary Public
York County
My commission expires May 16, 2023
Commission number 1350202

HSRF STATUTORY TRUST AS TRUSTEE
2575 EASTERN BLVD
YORK, PA 17402

Ameri Metro Inc.
2575 Eastern Blvd
York Pa, 17402
September 14, 2020

Arielle

VAIL STOCK TRANSFER

11035 LAVENDER HILL DR

STE 160-606

Las Vegas, NV 89135

Re: Issue Class "B" shares from AMERI METRO INC. 2015 EQUITY INCENTIVE PLAN certificate #1773

Dear Arielle:

Please issue Two Hundred Thousand (200,000) class "B" Shares from AMERI METRO INC. 2015 EQUITY INCENTIVE PLAN TO Donald E Williams FROM THE CERTIFICATE NUMBER # 1773

Buyers address:

2405 Whitehall Circle Winter Park Fl. 32792

Please mail new certificate to Ameri Metro Inc. at 2575 Eastern Blvd. York Pa. 17402.

Sincerely,

Plan Admin

Ameri Metro Inc.

Enclosure

HSRF STATUTORY TRUST AS TRUSTEE
2575 EASTERN BLVD
YORK, PA 17402

STOCK POWER

Seller's Name, __AMERI METRO INC. 2015 EQUITY INCENTIVE PLAN

For Value Received, Selling or option Share price even to date per share of correction of record $4100.00/17

Hereby sells, assigns and transfers unto,___Donald E Williams
Purchaser's Name

_Two Hundred Thousand____________________ (200,000) Shares of
Number of Shares # of Shares

the ______" B" ___________ Capital Stock of __Ameri Metro Inc.________________
Common /Preferred Issuer's Name

Standing in the name of ___AMERI METRO INC. 2015 EQUITY INCENTIVE PLAN on the books of said Corporation and represented by

certificate No. 1773 Dated 06-29-2019
Cert # Date on Cert.

The undersigned does/do hereby irrevocably constitute and appoint

_____________N/A______________ attorney to transfer the said stock(s) on the books of said
Attorney's Name If Applicable

Company, with full power of substitution in the premises.

IMPORTANT – read carefully
The signature(s) provided on this form must correspond with the name(s) as written upon the face of the certificate(s) in every way.
Selling or option Share price even to date per share of price of $___4100.00__________

_Shah Mathias [signature] POA [signature]
Seller Name Printed: PLAN ADMIN HSRF Statutory Trust Officer

_______________________________ (IF APPLICABLE)
Joint Owner Printed:

On this, the 14 day of SEPT, 2020 before me, a Notary Public, in and for the said County and State, personally appeared ___Shah Mathias_______________ known to me (or satisfactorily proven) to be the person whose name is subscribed to the within Power of Attorney and acknowledge that he executed the same for the purposes therein contained. IN WITNESS WHEREOF, I hereunto set my hand and seal.

Nicole Marie Landis
NOTARY PUBLIC

My Commission Expires: _________
Transfer fee will apply.

Commonwealth of Pennsylvania - Notary Seal
Nicole Marie Landis, Notary Public
York County
My commission expires May 16, 2023
Commission number 1350202

HSRF STATUTORY TRUST AS TRUSTEE
2575 EASTERN BLVD
YORK, PA 17402

Ameri Metro Inc.
2575 Eastern Blvd
York Pa, 17402
September 14, 2020

Arielle

VAIL STOCK TRANSFER

11035 LAVENDER HILL DR

STE 160-606

Las Vegas, NV 89135

Re: Issue Class "B" shares from AMERI METRO INC. 2015 EQUITY INCENTIVE PLAN
certificate # 1773

Dear Arielle:

Please issue Two Hundred Thousand (200,000) class "B" Shares from AMERI
METRO INC. 2015 EQUITY INCENTIVE PLAN TO   John Thompson Jr

FROM THE CERTIFICATE NUMBER # 1773 .

Buyers address:

1760 Felton Rd

Felton Pa 17322

Please mail new certificate to Ameri Metro Inc. at 2575 Eastern Blvd. York Pa.
17402.

Sincerely,

PLAN ADMIN

Ameri Metro Inc.

HSRF STATUTORY TRUST AS TRUSTEE
2575 EASTERN BLVD
YORK, PA 17402

Enclosure

STOCK POWER

Seller's Name, __AMERI METRO INC. 2015 EQUITY INCENTIVE PLAN

For Value Received, Selling or option Share price even to date per share of correction of record 4100 #/₁₀₇

Hereby sells, assigns and transfers unto,___John Thompson Jr
Purchaser's Name

_Two Hundred Thousand____________________ (200,000) Shares of
Number of Shares # of Shares

the ______" B" ___________ Capital Stock of __Ameri Metro Inc.____________________
Common /Preferred Issuer's Name

Standing in the name of ___ AMERI METRO INC. 2015 EQUITY INCENTIVE PLAN on the books of said Corporation and represented by

certificate No. 1773 Dated 06-29-2019
Cert # Date on Cert.

The undersigned does/do hereby irrevocably constitute and appoint

______________N/A_______________ attorney to transfer the said stock(s) on the books of said
Attorney's Name If Applicable

Company, with full power of substitution in the premises.

IMPORTANT – **read carefully**
The signature(s) provided on this form must correspond with the name(s) as written upon the face of the certificate(s) in every way.
Selling or option Share price even to date per share of price of $ 4100.00____________

_Shah Mathias [signature]________ POA [signature]________
Seller Name Printed: PLAN ADMIN HSRF Statutory Trust Officer

____________________________ (IF APPLICABLE)
Joint Owner Printed:

On this, the ___14 day of _SEPT___, 2020 before me, a Notary Public, in and for the said County and State, personally appeared ___Shah Mathias________________ known to me (or satisfactorily proven) to be the person whose name is subscribed to the within Power of Attorney and acknowledge that he executed the same for the purposes therein contained. IN WITNESS WHEREOF, I hereunto set my hand and seal.

Nicole Marie Landis [signature]
NOTARY PUBLIC

My Commission Expires: _________
Transfer fee will apply.

Commonwealth of Pennsylvania - Notary Seal
Nicole Marie Landis, Notary Public
York County
My commission expires May 16, 2023
Commission number 1350202

HSRF STATUTORY TRUST AS TRUSTEE
2575 EASTERN BLVD
YORK, PA 17402

Ameri Metro Inc.
2575 Eastern Blvd
York Pa, 17402
September 14, 2020

Arielle

VAIL STOCK TRANSFER

11035 LAVENDER HILL DR

STE 160-606

Las Vegas, NV 89135

Re: Issue Class "B" shares from AMERI METRO INC. 2015 EQUITY INCENTIVE PLAN certificate # 1773

Dear Arielle:

Please issue Two Hundred Thousand (200,000) class "B" Shares from AMERI METRO INC. 2015 EQUITY INCENTIVE PLAN TO Suhail Matthias

FROM THE CERTIFICATE NUMBER # 1773 .

Buyers address:

69 Benfleet Rd Benfleet, Essex SS72Qo UK

Please mail new certificate to Ameri Metro Inc. at 2575 Eastern Blvd. York Pa. 17402.

Sincerely,

PLAN ADMIN

Ameri Metro Inc.

Enclosure

HSRF STATUTORY TRUST AS TRUSTEE
2575 EASTERN BLVD
YORK, PA 17402

HSRF STATUTORY TRUST AS TRUSTEE
2575 EASTERN BLVD
YORK, PA 17402

STOCK POWER

Seller's Name, __AMERI METRO INC. 2015 EQUITY INCENTIVE PLAN

For Value Received, Selling or option Share price even to date per share of correction of record $4100.^{xx}/_{100}

Hereby sells, assigns and transfers unto,___Suhail Matthias
Purchaser's Name

_Two Hundred Thousand_____________________ (200,000) Shares of
Number of Shares # of Shares

the _____" B" ___________ Capital Stock of __Ameri Metro Inc.______________________
Common /Preferred Issuer's Name

Standing in the name of ___ AMERI METRO INC. 2015 EQUITY INCENTIVE PLAN on the books of said Corporation and represented by

certificate No. 1773 Dated 06.29.2019
Cert # Date on Cert.

The undersigned does/do hereby irrevocably constitute and appoint

_____________N/A_______________ attorney to transfer the said stock(s) on the books of said
Attorney's Name If Applicable

Company, with full power of substitution in the premises.

IMPORTANT – read carefully
The signature(s) provided on this form must correspond with the name(s) as written upon the face of the certificate(s) in every way.
Selling or option Share price even to date per share of price of $__4100.00_____________

Shah Mathias [signature] POA [signature]
Seller Name Printed: PLAN ADMIN HSRF Statutory Trust Officer

________________________ (IF APPLICABLE)
Joint Owner Printed:

On this, the __14__day of SEPT____, 20 20 before me, a Notary Public, in and for the said County and State, personally appeared ___Shah Mathias__________________ known to me (or satisfactorily proven) to be the person whose name is subscribed to the within Power of Attorney and acknowledge that he executed the same for the purposes therein contained. IN WITNESS WHEREOF, I hereunto set my hand and seal.

Nicole Marie Landis
NOTARY PUBLIC

My Commission Expires: __________
Transfer fee will apply.

Commonwealth of Pennsylvania - Notary Seal
Nicole Marie Landis, Notary Public
York County
My commission expires May 16, 2023
Commission number 1350202

HSRF STATUTORY TRUST AS TRUSTEE
2575 EASTERN BLVD
YORK, PA 17402

Ameri Metro Inc.
2575 Eastern Blvd
York Pa, 17402
September 14, 2020

Arielle

VAIL STOCK TRANSFER

11035 LAVENDER HILL DR

STE 160-606

Las Vegas, NV 89135

Re: Issue Class "B" shares from AMERI METRO INC. 2015 EQUITY INCENTIVE PLAN certificate # 1773

Dear Arielle:

Please issue Two Hundred Thousand (200,000) class "B" Shares from AMERI METRO INC. 2015 EQUITY INCENTIVE PLAN TO

, Bryan Elicker FROM THE CERTIFICATE NUMBER # 1773 .

Buyers address:

4770 Bull Rd Dover Pa 17315

Please mail new certificate to Ameri Metro Inc. at 2575 Eastern Blvd. York Pa. 17402.

Sincerely,

PLAN ADMIN

Ameri Metro Inc.

HSRF STATUTORY TRUST AS TRUSTEE
2575 EASTERN BLVD
YORK, PA 17402

Enclosure



STOCK POWER

Seller's Name, __AMERI METRO INC. 2015 EQUITY INCENTIVE PLAN

For Value Received, Selling or option Share price even to date per share of correction of record 4100 ## / 100

Hereby sells, assigns and transfers unto, Bryan Elicker ______
Purchaser's Name

_Two Hundred Thousand____________________________ (200,000) Shares of
Number of Shares # of Shares

the ______" B" ____________ Capital Stock of __Ameri Metro Inc.______________________
Common /Preferred Issuer's Name

Standing in the name of ___ AMERI METRO INC. 2015 EQUITY INCENTIVE PLAN on the books of said Corporation and represented by

certificate No. 201773 Dated 06-29-2019
Cert # Date on Cert.

The undersigned does/do hereby irrevocably constitute and appoint

______________N/A________________ attorney to transfer the said stock(s) on the books of said
Attorney's Name If Applicable

Company, with full power of substitution in the premises.

IMPORTANT – **read carefully**
The signature(s) provided on this form must correspond with the name(s) as written upon the face of the certificate(s) in every way.
Selling or option Share price even to date per share of price of $ __4100.00__________

_Shah Mathias [signature] ________ POA [signature] ________
Seller Name Printed: PLAN ADMIN HSRF Statutory Trust Officer

______________________________ (IF APPLICABLE)
Joint Owner Printed:

On this, the __14__ day of __SEPT__, 2020 before me, a Notary Public, in and for the said County and State, personally appeared __Shah Mathias__________________ known to me (or satisfactorily proven) to be the person whose name is subscribed to the within Power of Attorney and acknowledge that he executed the same for the purposes therein contained. IN WITNESS WHEREOF, I hereunto set my hand and seal.

Nicole Marie Landis
NOTARY PUBLIC

My Commission Expires: _________
Transfer fee will apply.

Commonwealth of Pennsylvania - Notary Seal
Nicole Marie Landis, Notary Public
York County
My commission expires May 16, 2023
Commission number 1350202

HSRF STATUTORY TRUST AS TRUSTEE
2575 EASTERN BLVD
YORK, PA 17402

Ameri Metro Inc.
2575 Eastern Blvd
York Pa, 17402
September 14, 2020

Arielle

VAIL STOCK TRANSFER

11035 LAVENDER HILL DR

STE 160-606

Las Vegas, NV 89135

Re: Issue Class "B" shares from AMERI METRO INC. 2015 EQUITY INCENTIVE PLAN certificate # 1773

Dear Arielle:

Please issue Two Hundred Thousand (200,000) class "B" Shares from AMERI METRO INC. 2015 EQUITY INCENTIVE PLAN TO James Kingsborough

FROM THE CERTIFICATE NUMBER # 1773.

Buyers address:

6 Wellington Court
Carlisle Pa 17013

Please mail new certificate to Ameri Metro Inc. at 2575 Eastern Blvd. York Pa. 17402.

Sincerely,

Plan Admin

HSRF STATUTORY TRUST AS TRUSTEE
2575 EASTERN BLVD
YORK, PA 17402

Ameri Metro Inc.

Enclosure

STOCK POWER

Seller's Name, __AMERI METRO INC. 2015 EQUITY INCENTIVE PLAN

For Value Received, Selling or option Share price even to date per share of correction of record 4/80.xx/10

Hereby sells, assigns and transfers unto,___James Kingsborough
Purchaser's Name

_Two Hundred Thousand____________________ (200,000) Shares of
Number of Shares # of Shares

the ______" B" ____________ Capital Stock of __Ameri Metro Inc.__________________
Common /Preferred Issuer's Name

Standing in the name of ___ AMERI METRO INC. 2015 EQUITY INCENTIVE PLAN on the books of said Corporation and represented by

certificate No. 1773 Dated 06-29.2019
Cert # Date on Cert.

The undersigned does/do hereby irrevocably constitute and appoint

______________N/A_______________ attorney to transfer the said stock(s) on the books of said
Attorney's Name If Applicable

Company, with full power of substitution in the premises.

IMPORTANT – **read carefully**
The signature(s) provided on this form must correspond with the name(s) as written upon the face of the certificate(s) in every way.
Selling or option Share price even to date per share of price of $___4100.00____________

_Shah Mathias [signature]_________ POA [signature]_________
Seller Name Printed: PLAN ADMIN HSRF Statutory Trust Officer

____________________________ (IF APPLICABLE)
Joint Owner Printed:

On this, the __14_ day of September, 2020 before me, a Notary Public, in and for the said County and State, personally appeared ___Shah Mathias________________ known to me (or satisfactorily proven) to be the person whose name is subscribed to the within Power of Attorney and acknowledge that he executed the same for the purposes therein contained. IN WITNESS WHEREOF, I hereunto set my hand and seal.

Nicole Marie Landis
NOTARY PUBLIC

My Commission Expires: _________
Transfer fee will apply.

Commonwealth of Pennsylvania - Notary Seal
Nicole Marie Landis, Notary Public
York County
My commission expires May 16, 2023
Commission number 1350202

HSRF STATUTORY TRUST AS TRUSTEE
2575 EASTERN BLVD
YORK, PA 17402

Ameri Metro Inc.
2575 Eastern Blvd
York Pa, 17402
September 14, 2020

Arielle

VAIL STOCK TRANSFER

11035 LAVENDER HILL DR

STE 160-606

Las Vegas, NV 89135

Re: Issue Class "B" shares from AMERI METRO INC. 2015 EQUITY INCENTIVE PLAN certificate #__________

Dear Arielle:

Please issue Two Hundred Thousand (200,000) class "B" Shares from AMERI METRO INC. 2015 EQUITY INCENTIVE PLAN TO Debra Mathias

FROM THE CERTIFICATE NUMBER #______________.

Buyers address:

70 Vista Drive Red Lion Pa 17356

Please mail new certificate to Ameri Metro Inc. at 2575 Eastern Blvd. York Pa. 17402.

Sincerely,

Ameri Metro Inc.

HSRF STATUTORY TRUST AS TRUSTEE
2575 EASTERN BLVD
YORK, PA 17402

Enclosure

STOCK POWER

Seller's Name, __AMERI METRO INC. 2015 EQUITY INCENTIVE PLAN

For Value Received, Selling or option Share price even to date per share of correction of record 4100 xx/100

Hereby sells, assigns and transfers unto, Debra Mathias
Purchaser's Name

_Two Hundred Thousand_____________________ (200,000) Shares of
Number of Shares # of Shares

the ______" B"__________ Capital Stock of __Ameri Metro Inc.____________________
Common /Preferred Issuer's Name

Standing in the name of ___ AMERI METRO INC. 2015 EQUITY INCENTIVE PLAN on the books of said Corporation and represented by

certificate No. 1773 Dated 06-29-2019
Cert # Date on Cert.

The undersigned does/do hereby irrevocably constitute and appoint

_____________N/A______________ attorney to transfer the said stock(s) on the books of said
Attorney's Name If Applicable

Company, with full power of substitution in the premises.

IMPORTANT – read carefully
The signature(s) provided on this form must correspond with the name(s) as written upon the face of the certificate(s) in every way.
Selling or option Share price even to date per share of price of $__4100.00___________

_Shah Mathias [signature]______ POA [signature]
Seller Name Printed: PLAN ADMIN HSRF Statutory Trust Officer

HSRF STATUTORY TRUST AS TRUSTEE
2575 EASTERN BLVD
YORK, PA 17402

(IF APPLICABLE)

____
Joint Owner Printed:
On this, the ___14 day of SEPT______, 2020 before me, a Notary Public, in and for the said County and State, personally appeared ___Shah Mathias_______________ known to me (or satisfactorily proven) to be the person whose name is subscribed to the within Power of Attorney and acknowledge that he executed the same for the purposes therein contained. IN WITNESS WHEREOF, I hereunto set my hand and seal.

Nicole Marie Landis [signature]
NOTARY PUBLIC

My Commission Expires: _________
Transfer fee will apply.

Commonwealth of Pennsylvania - Notary Seal
Nicole Marie Landis, Notary Public
York County
My commission expires May 16, 2023
Commission number 1350202





Ameri Metro Inc.
2575 Eastern Blvd
York Pa, 17402
September 14, 2020

Arielle

VAIL STOCK TRANSFER

11035 LAVENDER HILL DR

STE 160-606

Las Vegas, NV 89135

Re: Issue Class "B" shares from AMERI METRO INC. 2015 EQUITY INCENTIVE PLAN certificate # 1773

Dear Arielle:

Please issue Two Hundred Thousand (200,000) class "B" Shares from AMERI METRO INC. 2015 EQUITY INCENTIVE PLAN TO Robert Todd Reynold

FROM THE CERTIFICATE NUMBER # 1773.

Buyers address:

515 Robert Daniel Drive Apt 1315 Charleston SC 29492

Please mail new certificate to Ameri Metro Inc. at 2575 Eastern Blvd. York Pa. 17402.

Sincerely,

PLAN ADMIN

Ameri Metro Inc.

HSRF STATUTORY TRUST AS TRUSTEE
2575 EASTERN BLVD
YORK, PA 17402

Enclosure

STOCK POWER

Seller's Name, __AMERI METRO INC. 2015 EQUITY INCENTIVE PLAN

For Value Received, Selling or option Share price even to date per share of correction of record 4100.00/100

Hereby sells, assigns and transfers unto,___Robert Todd Reynold
Purchaser's Name

_Two Hundred Thousand ____________________________ (200,000) Shares of
Number of Shares # of Shares

the ______" B" ____________ Capital Stock of __Ameri Metro Inc.________________________
Common /Preferred Issuer's Name

Standing in the name of ___ AMERI METRO INC. 2015 EQUITY INCENTIVE PLAN on the books of said Corporation and represented by

certificate No. 1773 Dated 06-29-2019
Cert # Date on Cert.

The undersigned does/do hereby irrevocably constitute and appoint

______________N/A________________ attorney to transfer the said stock(s) on the books of said
Attorney's Name If Applicable

Company, with full power of substitution in the premises.

IMPORTANT – read carefully
The signature(s) provided on this form must correspond with the name(s) as written upon the face of the certificate(s) in every way.
Selling or option Share price even to date per share of price of $ __4100.00____________

_Shah Mathias [signature] PLAN ADMi POA [signature]
Seller Name Printed: HSRF Statutory Trust Officer

________________________________ (IF APPLICABLE)
Joint Owner Printed:
On this, the __14 day of SEPT_____, 2020 before me, a Notary Public, in and for the said County and State, personally appeared ___Shah Mathias__________________ known to me (or satisfactorily proven) to be the person whose name is subscribed to the within Power of Attorney and acknowledge that he executed the same for the purposes therein contained. IN WITNESS WHEREOF, I hereunto set my hand and seal.

Nicole Marie Landis
NOTARY PUBLIC

My Commission Expires: __________
Transfer fee will apply.

Commonwealth of Pennsylvania - Notary Seal
Nicole Marie Landis, Notary Public
York County
My commission expires May 16, 2023
Commission number 1350202

HSRF STATUTORY TRUST AS TRUSTEE
2575 EASTERN BLVD
YORK, PA 17402

Ameri Metro Inc.
2575 Eastern Blvd
York Pa, 17402
September 14, 2020

Arielle

VAIL STOCK TRANSFER

11035 LAVENDER HILL DR

STE 160-606

Las Vegas, NV 89135

Re: Issue Class "B" shares from AMERI METRO INC. 2015 EQUITY INCENTIVE PLAN certificate # 1773

Dear Arielle:

Please issue Two Hundred Thousand (200,000) class "B" Shares from AMERI METRO INC. 2015 EQUITY INCENTIVE PLAN TO Robert Choiniere

FROM THE CERTIFICATE NUMBER # 1773.

Buyers address:

709 Willowcrest Drive Gibsonia Pa 15044

Please mail new certificate to Ameri Metro Inc. at 2575 Eastern Blvd. York Pa. 17402.

Sincerely,

PLAN Admin

Ameri Metro Inc.

HSRF STATUTORY TRUST AS TRUSTEE
2575 EASTERN BLVD
YORK, PA 17402

Enclosure

STOCK POWER

Seller's Name, __AMERI METRO INC. 2015 EQUITY INCENTIVE PLAN

For Value Received, Selling or option Share price even to date per share of correction of record 4100.00/00

Hereby sells, assigns and transfers unto,___Robert Choiniere
Purchaser's Name

_Two Hundred Thousand_________________________ (200,000) Shares of
Number of Shares # of Shares

the ______" B" ___________ Capital Stock of __Ameri Metro Inc.________________________
Common /Preferred Issuer's Name

Standing in the name of ___ AMERI METRO INC. 2015 EQUITY INCENTIVE PLAN on the books of said Corporation and represented by

certificate No. 1773 Dated 06-29-2019
Cert # Date on Cert.

The undersigned does/do hereby irrevocably constitute and appoint

_____________N/A_______________ attorney to transfer the said stock(s) on the books of said
Attorney's Name If Applicable

Company, with full power of substitution in the premises.

IMPORTANT – read carefully
The signature(s) provided on this form must correspond with the name(s) as written upon the face of the certificate(s) in every way.
Selling or option Share price even to date per share of price of $___4100.00_____________

_Shah Mathias [signature] POA [signature]
Seller Name Printed: PLAN ADMIN HSRF Statutory Trust Officer

_______________________ (IF APPLICABLE)
Joint Owner Printed:
On this, the 14 day of SEPT, 2020 before me, a Notary Public, in and for the said County and State, personally appeared ___Shah Mathias________________ known to me (or satisfactorily proven) to be the person whose name is subscribed to the within Power of Attorney and acknowledge that he executed the same for the purposes therein contained. IN WITNESS WHEREOF, I hereunto set my hand and seal.

Nicole Marie Landis
NOTARY PUBLIC

My Commission Expires: _________
Transfer fee will apply.

Commonwealth of Pennsylvania - Notary Seal
Nicole Marie Landis, Notary Public
York County
My commission expires May 16, 2023
Commission number 1350202

HSRF STATUTORY TRUST AS TRUSTEE
2575 EASTERN BLVD
YORK, PA 17402







Ameri Metro Inc.
2575 Eastern Blvd
York Pa, 17402
September 14, 2020

Arielle

VAIL STOCK TRANSFER

11035 LAVENDER HILL DR

STE 160-606

Las Vegas, NV 89135

Re: Issue Class "B" shares from AMERI METRO INC. 2015 EQUITY INCENTIVE PLAN certificate # 1773

Dear Arielle:

Please issue Two Hundred Thousand (200,000) class "B" Shares from AMERI METRO INC. 2015 EQUITY INCENTIVE PLAN TO Keith Doyle FROM THE CERTIFICATE NUMBER # 1773.

Buyers address:

Keith Doyle

1755 St Johns Church Rd Concord NC 28025

Please mail new certificate to Ameri Metro Inc. at 2575 Eastern Blvd. York Pa. 17402.

Sincerely,

PLAN ADMIN

Ameri Metro Inc.

Enclosure

HSRF STATUTORY TRUST AS TRUSTEE
2575 EASTERN BLVD
YORK, PA 17402

STOCK POWER

Seller's Name, __AMERI METRO INC. 2015 EQUITY INCENTIVE PLAN

For Value Received, Selling or ~~option Share price~~ even to date per share of correction of record 4100 th

Hereby sells, assigns and transfers unto,___Keith Doyle
Purchaser's Name

_Two Hundred Thousand____________________________ (200,000) Shares of
Number of Shares # of Shares

the ______" B" ____________ Capital Stock of __Ameri Metro Inc.__________________________
Common /Preferred Issuer's Name

Standing in the name of___ AMERI METRO INC. 2015 EQUITY INCENTIVE PLAN on the books of said Corporation and represented by

certificate No. 1773 Dated 06-29-2019
Cert # Date on Cert.

The undersigned does/do hereby irrevocably constitute and appoint

_______________N/A_________________ attorney to transfer the said stock(s) on the books of said
Attorney's Name If Applicable

Company, with full power of substitution in the premises.

IMPORTANT – **read carefully**
The signature(s) provided on this form must correspond with the name(s) as written upon the face of the certificate(s) in every way.
Selling or option Share price even to date per share of price of $__4100.00_____________

_Shah Mathias [signature] POA [signature]
Seller Name Printed: PLAN ADMIN HSRF Statutory Trust Officer

__________________________________ (IF APPLICABLE)
Joint Owner Printed:

On this, the ____14day of __SEPT_____, 2020 before me, a Notary Public, in and for the said County and State, personally appeared ___Shah Mathias__________________ known to me (or satisfactorily proven) to be the person whose name is subscribed to the within Power of Attorney and acknowledge that he executed the same for the purposes therein contained. IN WITNESS WHEREOF, I hereunto set my hand and seal.

Nicole Marie Landis
NOTARY PUBLIC

My Commission Expires: __________
Transfer fee will apply.

Commonwealth of Pennsylvania - Notary Seal
Nicole Marie Landis, Notary Public
York County
My commission expires May 16, 2023
Commission number 1350202

HSRF STATUTORY TRUST AS TRUSTEE
2575 EASTERN BLVD
YORK, PA 17402

Ameri Metro Inc.
2575 Eastern Blvd
York Pa, 17402
September 14, 2020

Arielle

VAIL STOCK TRANSFER

11035 LAVENDER HILL DR

STE 160-606

Las Vegas, NV 89135

Re: Issue Class "B" shares from AMERI METRO INC. 2015 EQUITY INCENTIVE PLAN
certificate # _1773_

Dear Arielle:

Please issue Two Hundred Thousand (200,000) class "B" Shares from AMERI
METRO INC. 2015 EQUITY INCENTIVE PLAN TO

,_ Shahjahan C. Mathias FROM THE CERTIFICATE NUMBER # _1773_ .

Buyers address:

156 Windsor Dr. Ephrata Pa 17522

Please mail new certificate to Ameri Metro Inc. at 2575 Eastern Blvd. York Pa.
17402.

Sincerely,

 

Ameri Metro Inc.

HSRF STATUTORY TRUST AS TRUSTEE
2575 EASTERN BLVD
YORK, PA 17402

Enclosure

STOCK POWER

Seller's Name, __AMERI METRO INC. 2015 EQUITY INCENTIVE PLAN

For Value Received, Selling or option Share price even to date per share of correction of record 4100 $/1

Hereby sells, assigns and transfers unto, Shahjahan C. Mathias ____
Purchaser's Name

_Two Hundred Thousand_________________ (200,000) Shares of
Number of Shares # of Shares

the _____" B"__________ Capital Stock of __Ameri Metro Inc.________________
Common /Preferred Issuer's Name

Standing in the name of ___ AMERI METRO INC. 2015 EQUITY INCENTIVE PLAN on the books of said Corporation and represented by

certificate No. 1773 Dated 06-29-2019
Cert # Date on Cert.

The undersigned does/do hereby irrevocably constitute and appoint

____________N/A_____________ attorney to transfer the said stock(s) on the books of said
Attorney's Name If Applicable

Company, with full power of substitution in the premises.

IMPORTANT – read carefully
The signature(s) provided on this form must correspond with the name(s) as written upon the face of the certificate(s) in every way.
Selling or option Share price even to date per share of price of $ 4100.00___________

_Shah Mathias [signature] POA [signature]
Seller Name Printed: PLAN ADMIN HSRF Statutory Trust Officer

(IF APPLICABLE)

____
Joint Owner Printed:
On this, the 14 day of SEPT, 2020 before me, a Notary Public, in and for the said County and State, personally appeared ___Shah Mathias_______________ known to me (or satisfactorily proven) to be the person whose name is subscribed to the within Power of Attorney and acknowledge that he executed the same for the purposes therein contained. IN WITNESS WHEREOF, I hereunto set my hand and seal.

Nicole Marie Landis
NOTARY PUBLIC

My Commission Expires: _________
Transfer fee will apply.

Commonwealth of Pennsylvania - Notary Seal
Nicole Marie Landis, Notary Public
York County
My commission expires May 16, 2023
Commission number 1350202

HSRF STATUTORY TRUST AS TRUSTEE
2575 EASTERN BLVD
YORK, PA 17402